UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Nayax Ltd.
(Exact name of registrant as specified in its charter)

Israel	001-41491	98-1228903
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation or organization)		Identification No.)
3 Arik Einsten St., Bldg. B, 1st Floor Hertzliya, Israel	4659071
(Address of principal executive offices)	(Zip code)
Yair Nechmad +972 3 769380
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Nayax Ltd. ("Nayax") is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2025.

In accordance with the requirements of Item 1.01 of this Form SD, Nayax has filed a copy of its Conflict Minerals Report for the reporting period from January 1 to December 31, 2025 as Exhibit 1.01 of this Form SD, and has posted its Conflict Minerals Report to its publicly available Internet website at https://ir.nayax.com/governance/governance-documents/.

Item 1.02 Exhibit

Nayax has filed as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 — Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01- Conflict Minerals Report for the reporting period from January 1 to December 31, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Nayax Ltd.
(Registrant)

/s/ Yair Nechmad
Yair Nechmad, Chief Executive Officer

/s/ David Ben Avi
David Ben Avi, Chief Technology Officer	May 4, 2026
(Date)